Exhibit 99.1

Foresight Announces First Quarter 2020 Financial Results

NESS ZIONA, Israel — May 21, 2020 — Foresight Autonomous Holdings Ltd., an innovator in automotive vision systems (Nasdaq and TASE: FRSX), today reported financial results for the first quarter of 2020. Foresight ended the first quarter of 2020 with $6.8 million in cash and short-term deposits. This amount excludes gross proceeds of an aggregate of $8 million from previously announced offerings that closed on April 30, 2020 and May 21, 2020.

The Company reported GAAP net loss of $4 million for the first quarter 2020, and non-GAAP net loss for the same period of $3.9 million.

“Foresight achieved several important milestones during the first quarter of 2020, beginning with our newly established strategic collaboration with FLIR Systems, Inc. to integrate our QuadSight® vision system with their leading thermal imaging systems,” said Haim Siboni, Foresight’s CEO. “This collaboration will allow us to market and distribute the QuadSight system to FLIR’s extensive global customer base.”

“Our unique system, comprised of four thermal and visible-light cameras, showcases the capability of FLIR thermal cameras to greatly improve ADAS and autonomous vehicle safety at various light and weather conditions. We look forward to a productive and mutually beneficial relationship. In addition, during the first quarter we announced another sale to a Japanese vehicle manufacturer. We are encouraged by the endorsement of our technology from global manufacturers in various verticals.”

“The COVID-19 pandemic had a minor business impact on the Company’s operations during the first quarter of 2020. Foresight and its subsidiaries have adjusted their operations accordingly to the pandemic affects and are maintaining all business activities as usual, with minor changes to business development, marketing, and research and development activities. Additionally, the Company reduced its monthly cash burn spending by more than 20% as of March 2020, in response to the financial implications of the pandemic,” concluded Mr. Siboni.

First Quarter 2020 Financial Results

●	Research and development (R&D) expenses for the three months ended March 31, 2020 were $2,341,000, compared to $2,070,000 in the three months ended March 31, 2019. The increase is attributed mainly to an increase in payroll and related expenses, offset by a decrease in subcontracted services.

●	General and administrative (G&A) expenses for the three months ended March 31, 2020 were $660,000, compared to $908,000 in the three months ended March 31, 2019. The decrease is attributed primarily to payroll and related expenses and a decrease in professional services.

●	GAAP net loss for the three months ended March 31, 2020 was $4,049,000, or $0.026 per ordinary share, compared to a GAAP net loss of $3,315,000, or $0.025 per ordinary share, in the first quarter of 2019. The increase is attributed primarily to equity in net loss of an affiliated company.

●	Non-GAAP net loss for the three months ended March 31, 2020 was $3,894,000, or $0.025 per ordinary share, compared to a non-GAAP net loss of $3,548,000, or $0.03 per ordinary share, in the three months ended March 31, 2019.

●	A reconciliation between GAAP net loss and non-GAAP net loss is provided in the financial statements that are part of this release. Non-GAAP results exclude the effect of stock-based compensation expenses.

Balance Sheet Highlights

●	Cash and short-term deposits totaled $6.8 million as of March 31, 2020, compared to $10.1 million on December 31, 2019.

●	Investments in our affiliated company Rail Vision Ltd. totaled $5.9 million as of March 31, 2020, compared to $6.7 million as of December 31, 2019. The decrease is attributed primarily to equity in net loss of Rail Vision’s results in first quarter of 2020.

●	GAAP and Non GAAP shareholders’ equity totaled $12.4 million as of March 31, 2020, compared to $16.3 million and $16.6 million, respectively, as of December 31, 2019.

●	A reconciliation between GAAP shareholders’ equity and non-GAAP shareholders’ equity is provided following the financial statements that are part of this release. Non-GAAP results exclude revaluation of other investments and derivative warrant liability.

First Quarter 2020 Corporate Highlights:

●	Foresight and FLIR Systems, Inc. Sign Agreement to Develop, Market and Distribute QuadSight Vision System: According to the agreement, Foresight and FLIR Systems, Inc. will establish a strategic cooperation plan for the development, marketing and distribution of Foresight’s QuadSight vision system, combined with FLIR Systems’ infrared cameras, to a wide range of prospective customers. FLIR is the world’s largest and leading commercial company specializing in the design and production of thermal imaging cameras, components, and imaging sensors.

●	Foresight Receives Order of QuadSight Prototype from a Multi-Billion Dollar Japanese Vehicle Manufacturer: In February, Foresight announced a sale of a prototype of its QuadSight four-camera vision system targeted for the ADAS and autonomous vehicle market. The prototype system was ordered by a multi-billion dollar Japanese vehicle manufacturer, which requested rapid delivery of the system. The leading global vehicle manufacturer ordered the prototype system following live technical demonstrations in Japan at the end of January 2020.

●	Foresight Announces Major New Technological Features for QuadSight Vision System: In January, Foresight announced the development of significant advanced features for its QuadSight four-camera vision system. The new features include automatic calibration, 3D point cloud and multispectral sensor fusion. The features were developed to meet customer requirements following successful evaluation of several QuadSight system prototypes purchased over the past year.

●	Eye-Net Mobile Signs Agreement with Smart City Company NoTraffic Ltd.: Eye-Net Mobile Ltd., a subsidiary of Foresight, announced an agreement with NoTraffic Ltd., a developer of novel and proprietary smart city infrastructure solutions. According to the agreement, the companies will collaborate to develop and optimize the technological capabilities of Eye-Net Mobile’s cellular-based V2X accident prevention solution and NoTraffic’s intelligent traffic light. Following the completion of joint development, the companies will promote the integration and commercialization of the combined solution with various North American municipalities.

●	Rail Vision Receives First Order of 500,000 Euro from Leading European Train Operator: Rail Vision Ltd., an affiliated company of Foresight, received its first commercial order from a leading European train operator. The order consists of purchasing an Assisted Remote Shunting prototype system and an Operational Functional Test (OFT) for a total value of approximately 500,000 Euro. A commercial agreement with the leading European train operator detailing future phases is expected to be signed in the upcoming weeks. A successful testing of Rail Vision’s Assisted Remote Shunting prototype could entail the purchase of approximately 30 shunting yard systems for an additional 2.5 million Euro. The European train operator may also choose to exercise its option to purchase an additional 45 shunting yard systems for a total value of 3.5 million Euro.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), the company’s earnings release contains non-GAAP financial measures of net loss for the period and the comprehensive results that excludes the effect of stock-based compensation expenses, the revaluation of other investments and revaluation of derivative warrant liability. The company’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the company’s ongoing operations. Management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The non-GAAP financial measures disclosed by the company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and non-GAAP measures are provided later in this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of sensors systems for the automotive industry. Through the company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” cellular-based applications. Foresight’s vision sensor is a four-camera system based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. Eye-Net Mobile’s cellular-based application is a V2X (vehicle-to-everything) accident prevention solution based on real-time spatial analysis of clients’ movement.

The company’s systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. Foresight is targeting the Advanced Driver Assistance Systems (ADAS), the semi-autonomous and autonomous vehicle markets and predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses its strategic collaboration with FLIR Systems, Inc., including that the collaboration will allow Foresight to market and distribute the QuadSight system to FLIR’s extensive global customer base; Eye-Net’s collaboration with Smart City Company NoTraffic Ltd., and that the companies will promote the integration and commercialization of the combined solution with various North American municipalities; and that a successful testing of Rail Vision’s Assisted Remote Shunting prototype could result in the signing of a commercial agreement and entail the purchase of approximately 30 shunting yard systems for an additional 2.5 million Euro, and that the European train operator may also choose to exercise its option to purchase an additional 45 shunting yard systems for a total value of 3.5 million Euro. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2020, and in any subsequent filings with the SEC. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: Foresight’s burn rate, its ability to generate revenue, and its ability to continue as a going concern. Based on the projected cash flows and Foresight’s cash balances as of March 31, 2020, Foresight’s management is of the opinion that as of March 31, 2020 without further fund raising it will not have enough resources to enable it to continue advancing its activities for a period of at least 12 months. As a result, there is substantial doubt about Foresight’s ability to continue as a going concern. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	As of March 31, 2020	As of March 31, 2019	As of December 31, 2019
ASSETS

Current assets:
Cash and cash equivalents	$2,584	$8,954	$4,827
Short term deposits	4,237	10,323	5,233
Marketable equity securities	66	20	23
Other investments	-	345	-
Other receivables	352	488	613
Total current assets	7,239	20,130	10,696

Non-current assets:
ROU asset	1,225	1,493	1,278
Investment in affiliate company	5,983	7,478	6,729
Fixed assets, net	571	756	631
	7,779	9,727	8,638

Total assets	$15,018	$29,857	$19,334

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$165	$404	$498
Operating lease liability	391	400	411
Other accounts payables	1,149	1,155	1,130
Total current liabilities	1,705	1,959	2,039

Non-current liabilities:
Operating lease liability	919	1,189	1,007
			-
Total liabilities	2,624	3,148	3,046

Shareholders’ equity:

Common stock of NIS 0 par value;	-	-	-
Additional paid-in capital	65,836	63,978	65,681
Accumulated deficit	(53,442)	(37,269)	(49,393)
Total shareholders’ equity	12,394	26,709	16,288

Total liabilities and shareholders’ equity	$15,018	$28,857	$19,334

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Three months ended March 31,
	2020	2019

Research and development expenses, net	$(2,341)	$(2,070)

Marketing and sales	(433)	(598)

General and administrative expenses	(660)	(908)

Operating loss	(3,434)	(3,576)

Equity in net loss of an affiliated company	(746)	(90)

Financing income, net	131	351

Net loss	$(4,049)	$(3,315)

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

	Three Months ended March 31,
	2020	2019

Net cash used in operating activities
Loss for the period	(4,049)	(3,315)

Adjustments to reconcile profit (loss) to net cash used in operating activities:	800	802

Net cash used in operating activities	(3,249)	(2,513)

Cash Flows from Investing Activities
Changes in short term deposits	996	2,183
Purchase of fixed assets	(6)	(31)

Net cash provided in investing activities	990	2,152

Cash flows from Financing Activities:
Issuance of ordinary shares, net of issuance expenses	-	6,231

Net cash provided by financing activities	-	6,231

Effect of exchange rate changes on cash and cash equivalents	16	(74)

Increase (decrease) in cash and cash equivalents	(2,243)	5,796
Cash and cash equivalents at the beginning of the period	4,827	3,158

Cash and cash equivalents at the end of the period	2,584	8,954

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

	Three months ended March 31,
	2020	2019
Adjustments to reconcile profit (loss) to net cash used in operating activities:
Share-based payment	155	395
Depreciation	66	62
Revaluation of warrant liability	-	1
Equity in loss of an affiliated company	746	90
Revaluation of securities	(43)	3
exchange rate changes on cash and cash equivalents	(16)	74

Changes in assets and liabilities:
Decrease in other receivables	261	24
Decrease in trade payables	(333)	(33)
Change in operating lease liability	(48)	50
Increase in other accounts payable	12	136

Adjustments to reconcile loss to net cash used in operating activities	800	802

FORESIGHT AUTONOMOUS HOLDINGS LTD.

SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	As of March 31, 2020	As of March 31, 2019	As of December 31, 2019
GAAP Shareholders’ equity	12,394	26,709	16,288
Revaluation of other investments	--	--	324
Non-GAAP Shareholders’ equity	12,394	26,709	16,612

SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands

	Three months ended March 31,
	2020	2019

GAAP operating loss	(3,434)	(3,576)
Stock-based compensation in research and development	76	124
Stock-based compensation in sales and marketing	11	48
Stock-based compensation in general and administrative	68	223
Non-GAAP operating loss	(3,279)	(3,181)

GAAP Financing income, net	131	351
Revaluation of other investments	-	-
Revaluation of derivative warrant liability expenses (income)	-	1
Non-GAAP financing income, net	131	352

GAAP net loss	(4,049)	(3,315)
Stock-based compensation expenses	155	395
Revaluation of other investments	-	-
Revaluation of derivative warrant liability expenses	-	1
Non-GAAP net loss	(3,894)	(2,919)